EXHIBIT 12

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

The following table shows the ratio of earnings to combined fixed charges for us and our consolidated subsidiaries for the dates indicated.

(Dollars in Thousands)
	Year Ended December 31,
	2011		2010		2009		2008	2007
Earnings
Income (loss) from continuing operations before income taxes	$89,175		$22,120		$11,764		$(327,030)	$38,496
Fixed charges	27,600		29,984		31,588		46,298	49,930
Amortization of capitalized interest	270		268		256		224	164
Capitalized interest	(163)		-		(916)		(1,661)	(3,153)
Total earnings	$116,882		$52,372		$42,692		$(282,169)	$85,437

Fixed Charges
Floor plan interest expense	$10,584		$10,325		$10,704		$20,205	$23,979
Other interest expense (1)	12,928		14,545		13,925		17,675	16,108
Capitalized interest costs	163		-		916		1,661	3,153
Interest component of rent expense	3,925		5,114		6,043		6,757	6,690
Total fixed charges	$27,600		$29,984		$31,588		$46,298	$49,930

Ratio of earnings to fixed charges	4.2	x	1.7	x	1.4	x	(328,467)	1.7	x

(1)   Other interest expense includes amortization of debt issuance costs
(2)   Reflects deficiency of earnings available to cover fixed charges. Because of the deficiency, ratio information is not provided.

For purposes of these ratios, “earnings” consist of income from continuing operations before income taxes and fixed charges, and “fixed charges” consist of interest expense on indebtedness and the interest component of rental expense, and amortization of debt discount and issuance expenses.

We did not have any preferred stock outstanding for the periods presented above, and therefore the ratios of earnings to combined fixed charges and preferred stock dividends would be the same as the ratios of earnings to combined fixed charges presented above.